Filed by FS Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

File No. of Related Registration Statement: 333-226410

On November 8, 2018, FS Investment Corporation (“FSIC”) held a conference call to discuss FSIC’s financial results for the quarter ended September 30, 2018. The conference call contained information regarding FSIC’s proposed acquisition of Corporate Capital Trust, Inc. (“CCT”).

The following are excerpts from the transcript of FSIC’s November 8, 2018 conference call discussing FSIC’s proposed acquisition of CCT.

MICHAEL FORMAN: Thank you, Marc, and welcome everyone to FS Investment Corporation’s third quarter 2018 earnings conference call. On today’s call, I will provide updates on the FS/KKR partnership, the merger with CCT, and strategic actions we are taking to address portfolio performance challenges and our stock price. Following my remarks, Dan Pietrzak will provide perspective on the current lending environment and discuss our investment activity for the quarter. Mike Kelly will then discuss our financial results for the third quarter.

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MICHAEL FORMAN: Fourth, we are focused on the successful completion of the merger of FSIC and CCT. We continue to believe that merging these two vehicles will provide business and operational synergies, in the near term as well as longer term, that will expand shareholder value. Specifically, we expect the combination to reduce administrative costs, further expand and diversify the investment portfolio, improve trading liquidity, and optimize our capital structure with lower borrowing costs. The merger remains on track, and we expect to close by the end of the year, subject to shareholder approval and, of course, the satisfaction of other closing conditions.

In addition, with our shares trading at a meaningful discount to NAV, the question of share repurchases comes up. Until the close of the merger between FSIC and CCT, we are not permitted to discuss any plans with respect to share repurchases due to regulatory reasons. I will note that, historically, we have announced share repurchase programs when our shares are trading at a meaningful discount to NAV. And when we have announced a program, we have fulfilled the entire amount, and done so aggressively, as you saw with our $50 million authorization. Our philosophy has not changed.

Finally, we have historically stated that the strategy was to consolidate all of the funds on the platform into one publicly traded entity as a means to create value for both our public and non-traded shareholders. Given recent trading performance of both FSIC and CCT, we do not believe current conditions support such a consolidation. And even when these conditions improve, let me be clear by saying that consolidation of these non-traded BDCs with our listed BDC will need to be: accretive to FSIC shareholders, position the publicly traded vehicle for success, and be in the best interest of all shareholders.

In summary, while we are disappointed with the company’s recent performance, we accept responsibility for these challenges and are focused on managing the underperforming credits, executing upon the FSIC/CCT merger, underwriting high quality new originations, and exploring all options for the non-traded funds to determine the best outcome for all shareholders. We look forward to updating you on our progress on future calls. With that, I will turn the call over to Dan to discuss our portfolio activity during the quarter.

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MICHAEL FORMAN: Thanks, Mike. We appreciate everyone’s time this morning. Our recent performance is clearly not where we want it to be, but we remain focused on managing our underperforming credits, executing the merger of FSIC and CCT, maintaining underwriting discipline on new originations, and further expanding our investment pipeline. The total BDC franchise has deployed over $2 billion in originated investments since the partnership began in April, while FSIC’s third quarter commitments to new direct originations increased over 50% from Q2, evidence that we are seeing strong momentum across the platform. With that, we will now open the call for questions.

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FIN O’SHEA: Sure. And a small amount under balance sheet, there’s a small deferred merger cost there. Is that the total approximation for what you expect on the FS side and otherwise, is this something that will hit the income statement next quarter?

MARC YAKLOFSKY: Yeah. This is through 9/30 in terms of what we have so far. We’re going through the proxy right now and expect additional cost for that. So, we would expect through 12/31 would be additional probably two times that amount to six to seven million.

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MICHAEL FORMAN: Ryan, I think you articulated our view exactly. I think given the performance of the share price for FSIC and CCT, we don’t think it’s feasible at this time and we’ll act going forward with those three principles in mind. It needs to be accretive to the FSIC shareholders. It needs to position the public vehicle for success and it needs to be in the best interest of all shareholders. That’s the lens we will analyze this through going forward, and we wanted to be very clear on this call and with our investors how we’ll be looking at the mergers going forward.

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CHRISTOPHER TESTA: About a third? Okay. Got it. And I know you guys said you’re prohibited from discussing stock repurchase with the merger pending. With the merger pending, are insiders also prohibited from purchasing stock in the open market?

DAN PIETRZAK: That is correct.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FSIC and CCT (together with FSIC, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, the price at which shares of FSIC’s and CCT’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of FSIC and CCT and a prospectus of FSIC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FSIC, CCT, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, from FSIC’s website at www.fsinvestmentcorp.com and CCT’s website at www.corporatecapitaltrust.com.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the shareholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ shareholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.